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UNI
SECURITIES AND
Washin

12014127

*AB 3/11

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Joseph TriArtisan Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Blecher — (212)-218-3733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/10

OATH OR AFFIRMATION

I, Steven D. Blecher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph TriArtisan Capital LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 20 14

Signature

Chief Operating Officer
Title

Notary Public, State of New York

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

MORGAN JOSEPH TRIARTISAN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member
Morgan Joseph TriArtisan Capital LLC

We have audited the accompanying statement of financial condition of Morgan Joseph TriArtisan Capital LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Joseph TriArtisan Capital LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 27, 2012

MORGAN JOSEPH TRIARTISAN CAPITAL LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 2,028,306
Deposit with clearing broker	113,579
	$ 2,141,885
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 1,026,927
Due to affiliates	204,826
	1,231,753
Member's equity	910,132
	$ 2,141,885

NOTE A - NATURE OF BUSINESS

Morgan Joseph TriArtisan Capital LLC (the "Company"), formerly known as Tri-Artisan Partners LLC, is a Delaware limited liability company which provides merchant banking services to its customers. On February 1, 2011, the Company changed its name from Tri-Artisan Partners LLC to Morgan Joseph TriArtisan Capital LLC. Tri-Artisan Capital Partners, LLC (the "Parent") is the sole member of the Company, and a wholly-owned subsidiary of Morgan Joseph TriArtisan Group Inc. ("Group").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company performs advisory services in connection with mergers and acquisitions, private financings and capital raising activities. A retainer fee is generally charged upon the client signing an engagement contract and revenue is recognized ratably over the service term of the contract. Success fees related to advisory services are recorded in accordance with the terms of the merchant banking agreements.

[3] Income taxes:

The Company and its Parent are single-member limited liability companies and the results of their operations are included in Group's federal, state and local income tax returns. Accordingly, the Company has not provided for federal, state or local income taxes.

In prior years the Company's Parent was subject to the New York City Unincorporated Business Tax ("UBT") and since the liability associated with the UBT was principally the result of the operations of the Company, the UBT was reflected on the books of the Company. As a result of a merger transaction, the Company's Parent became a wholly-owned subsidiary of Group and is no longer subject to UBT.

NOTE C - NET CAPITAL REQUIREMENT

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was $1,460,132, which was $1,360,132 in excess of its minimum requirement of $100,000.

NOTE D - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's cash balances, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent that the financial institutions with which it conducts business are unable to fulfill their contractual obligations. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Pursuant to a clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by the Company and any amounts due to clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due.

NOTE E - RELATED PARTY TRANSACTIONS

During 2011, the Company shared office space, equipment and certain administrative expenses with its Parent and two affiliates, Tri-Artisan Management, LLC and Morgan Joseph TriArtisan LLC, under two separate expense sharing agreements (the "Agreements"). For the year ended December 31, 2011, the Company was allocated approximately $573,500 for shared costs under the Agreements.

In addition, the Parent pays compensation and related costs for the employees of the Company, which are allocated to the Company in accordance with the Agreement, and reimbursed on a monthly basis. For the year ended December 31, 2011, the Company was allocated approximately $3,000,000 for its share of compensation and related expense.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Member of
Morgan Joseph TriArtisan Capital LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Morgan Joseph TriArtisan Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Morgan Joseph TriArtisan Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Morgan Joseph TriArtisan Capital LLC's management is responsible for the Morgan Joseph TriArtisan Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any additions and deductions from total revenue reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065485 FINRA DEC
MORGAN JOSEPH TRIARTISAN CAPITAL LLC 8*8
600 5TH AVE 14TH FL
NEW YORK NY 10020-2302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jo-Ku Tang, 212-218-3717

2. A.	General Assessment (item 2e from page 2)		$ 15,910 -
B.	Less payment made with SIPC-6 filed (exclude interest)		(1,659 -)
	Date Paid		
C.	Less prior overpayment applied		(836 -)
D.	Assessment balance due or (overpayment)		13,415 -
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 13,415 -	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Morgan Joseph TriArtisan Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 24th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,369,350 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	5,334 -
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,334 -
2d. SIPC Net Operating Revenues	$ 6,364,016 -
2e. General Assessment @ .0025	$ 15,910 -

(to page 1, line 2.A.)